Prospectus Supplement Filed pursuant to Rule 424(b)(3)

Registration No. 333-135018

PROSPECTUS SUPPLEMENT NO. 7

DATED OCTOBER 20, 2006

(To Prospectus Dated June 22, 2006)

ACCENTIA BIOPHARMACEUTICALS, INC.

2,470,500 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated June 22, 2006, of Accentia Biopharmaceuticals, Inc. (the “Company”) as supplemented by Supplement No. 6 thereto dated October 2, 2006, Supplement No. 5 thereto dated September 26, 2006, Supplement No. 4 thereto dated September 12, 2006, Supplement No. 3 thereto dated August 29, 2006, Supplement No. 2 thereto dated August 24, 2006 and Supplement No. 1 thereto dated July 19, 2006. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus, Supplement Nos. 1, 2, 3, 4, 5 and 6 thereto. The Prospectus relates to the public sale, from time to time, of up to 2,470,500 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplement Nos. 1, 2, 3, 4, 5 and 6.

This prospectus supplement includes the attached Form 8-K, as filed by us with the Securities and Exchange Commission on October 19, 2006.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated June 22, 2006, as previously supplemented) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 20, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2006

ACCENTIA BIOPHARMACEUTICALS, INC.

(Exact name of Registrant as Specified in its Charter)

Florida	000-51383	04-3639490
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (813) 864-2554

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ACCENTIA BIOPHARMACEUTICALS, INC.

FORM 8-K

Item 1.01. Entry Into Amendment to a Material Definitive Agreement.

On October 9, 2006, Accentia Biopharmaceuticals, Inc. (the “Company”) entered into an agreement with Pharmaco Investments, Inc. (“PPD”) titled “Amendment No. 1 to the First Amended and Restated Royalty Stream Purchase Agreement” (the “Amendment”), amending the Royalty Stream Purchase Agreement dated September 7, 2004 and the First Amended and Restated Royalty Stream Purchase Agreement dated August 11, 2005 (collectively the Royalty Stream Agreements”). This Amendment provides that PPD shall, subject to conditions, provide certain defined services up to a maximum value in connection with the Company’s ongoing Phase 3 Clinical Trials of Sinunase ™ (the “Services”). The Company will be responsible for payment of PPD’s out of pocket expenses in connection with the performance of these Services.

The Amendment contains a provision allowing either the Company or PPD to elect to terminate the Amendment at any time prior to December 31, 2006 upon written notice to the other party. In the event of such termination, the Company would be required to pay to PPD, upon receipt of a proper invoice, for all direct labor costs incurred in the provision of the Services. Upon such a termination and the payment of the invoiced direct labor costs, the royalty rate for future sales of Sinunase shall revert to a 7% rate as defined in the Royalty Stream Agreements.

The above summary of the material terms of the Amendment does not purport to give full details of the Amendment. For all terms and conditions of this Amendment please refer to the full text of the Amendment attached hereto as Exhibit 10.1

Item 9.01. Financial Statements and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Samuel S. Duffey
Samuel S. Duffey
General Counsel

Date: October 19, 2006

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EXHIBIT INDEX

Exhibit Number	Description
10.1	AMENDMENT NO. 1 TO THE FIRST AMENDED AND RESTATED ROYALTY STREAM PURCHASE AGREEMENT BETWEEN ACCENTIA BIOPHARMACEUTICALS, INC. AND PHARMACO INVESTMENTS, INC. DATED OCTOBER 9, 2006

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Exhibit 10.1

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 406 OF THE SECURITIES ACT OF 1933, AS AMENDED.

AMENDMENT NO. 1

TO THE FIRST AMENDED AND RESTATED ROYALTY STREAM

PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 (the “Amendment”), dated as of September 26, 2006, is by and between Accentia Biopharmaceuticals, Inc., a Florida corporation (“Accentia”), and Pharmaco Investments, Inc., a Delaware corporation (“PPD”).

WHEREAS, Accentia and Pharmaceutical Product Development, Inc. (“PPDI”) entered into that certain Royalty Stream Purchase Agreement dated September 7, 2004 (the “Original Agreement”); and

WHEREAS, Accentia and PPDI subsequently entered into that certain First Amended and Restated Royalty Stream Purchase Agreement dated August 11, 2005 (the “Restated Agreement”); and

WHEREAS, PPDI assigned its rights and obligations under the Restated Agreement to PPD, its wholly-owned subsidiary; and

WHEREAS, the first Amended and Restated Royalty purchase Agreement provided for a termination of PPD’s obligations under Schedule 2 of the Restated Agreement on December 31, 2005 in the event a first patient had not been dosed in a Clinical Trial by December 31, 2005; and

WHEREAS, despite the fact that a first patient was not dosed in a Clinical Trial by December 31, 2005 and the provision providing for termination of PPD’s obligations under Schedule 2, the parties have continued to operate under the Restated Agreement and Accentia has continued to progress the development of the SinuNase Formulation and now desires to amend the Restated Agreement to provide for ongoing limited clinical trial services for the SinuNase Formulation for the treatment of chronic sinusitis; and

WHEREAS, PPD is providing clinical trial services for Accentia’s Study Protocol ACC-QS-06-01 entitled “A Qualitative Study of the Cardinal Symptoms in Patients With Chronic Sinusitis” (the “Qualitative Study”) through its affiliate PPD Development, LP under the Master Services Agreement between Accentia and PPD Development, LP dated April 10, 2006 (“MSA”);

WHEREAS, PPD is willing to provide other limited clinical trial services on the terms and conditions set forth in this Amendment in exchange for the increase in certain royalty payments due under the Original Agreement and as set forth in Section 1(l) of the Restated Agreement; and

WHEREAS, the parties further desire to provide each other with the option to terminate PPD’s obligation under Section 9(a) and Schedule 2 hereof on the terms and conditions as hereinafter provided.

NOW, THEREFORE, that for and in consideration of the foregoing premises, the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Defined Terms. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Restated Agreement.

2. Section 9(a). Section 9(a) of the Agreement is hereby stricken and replaced in its entirety by the following:

“(a) Services. PPD will cause PPD Development, LP (“PPD Development”) and other Affiliates to provide certain limited Services (as defined in Schedule 2 attached hereto and made a part hereof) to Accentia with respect to clinical trials for the SinuNase Formulation for the treatment of chronic sinusitis. Notwithstanding anything herein to the contrary, the respective rights and obligations of each party with respect to the Services are as set forth in Schedule 2. With respect to the performance of the Services, in the event of any conflict between a term or condition set forth in Schedule 2 and a term or condition set forth elsewhere in this Agreement, the term or condition in Schedule 2 shall control.”

3. Section 1.1 of Schedule 2. Section 1.1 of Schedule 2 is hereby stricken and replaced in its entirety by the following:

“1.1 Services to be Provided by PPD. PPD shall cause PPD Development, LP (“PPD Development”) and other Affiliates, as appropriate, to provide the CRO services set forth below with respect to clinical trials to test the safety and efficacy of the SinuNase Formulation in refractory surgical patients with chronic sinusitis (“Clinical Trials”) pursuant to the terms and conditions set forth in this Schedule 2 (“Services”). PPD Development’s obligation to provide Services is subject to the following conditions precedent, both of which must be satisfied before PPD Development shall be obligated to provide all or any part of the Services: (a) Accentia’s completion of the Qualitative Study to the reasonable satisfaction of PPD; (b) receipt by Accentia of written documentation from the FDA that evidences the FDA’s agreement to (i) specific clinical endpoints that will enable Accentia to market the SinuNase Formulation for chronic sinusitis in refractory surgical patients and (ii) specific criteria for demonstrating efficacy of the SinuNase Formulation; and (c) PPD’s acceptance of the FDA’s clinical endpoints and efficacy criteria for the SinuNase Formulation and the written documentation therefor, which acceptance by PPD shall be in PPD’s sole discretion and evidenced by written notification to Accentia. In the event that PPD does not agree with the endpoints or efficacy levels agreed upon by the FDA, PPD shall provide written notice to Accentia thereof and PPD Development’s obligations to provide Services to Accentia under this Schedule 2 shall terminate immediately upon such notice.

Provided the conditions precedents set forth above are met in full, and subject to the dollar limitation on the amount of Services PPD Development is obligated to provide

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hereunder, the Services to be provided by PPD Development shall be limited to providing the direct labor support (i.e., PPD personnel) for the following tasks and activities:

(a)	Review and identification of clinical trial sites and/or investigators to participate in the Clinical Trials.

(b)	Assistance in signing up of clinical trial sites (see Section 2 below).

(c)	Seeking Investigational Review Board (IRB) approval.

(d)	Data capture and patient randomization.

(e)	Monitoring of clinical trial sites.

(f)	Collection of safety data and safety reporting to the FDA.

(g)	Production of individual clinical trial study reports.

(h)	Production of Integrated Safety Summary (ISS).

(i)	Production of New Drug Application

The Services shall exclude any services with respect to the Clinical Trials not listed above. Without limiting the generality of the foregoing, the Services shall not include any of the following:

(j)	Any Services related to clinical trial material (CTM) including, but not limited to, chemistry, manufacturing and controls (CMC), regulatory services, stability and release of CTM, and depoting and distribution of CTM to sites.

(k)	Bioanalytical analysis of biological samples.

(l)	Laboratory analysis of endoscopy samples.

(m)	Measurement of fungal load in biological samples.

(n)	Analysis of CT scans.

(o)	Validation of the Rhinoqol Questionnaire.

(p)	Performance of clinical studies using a pump spray.

(q)	Any Services related to bioavailability, pharmacokinetics, or safety related studies such as animal toxicity and carcinogenicity.

Notwithstanding anything herein to the contrary, PPD Development’s obligation to provide the Services shall be limited to providing direct labor support having a Fully-Loaded Cost to PPD of up to a maximum of *****s dollars ($*****s). The term “Fully-Loaded Cost” shall mean the sum of (i) the aggregate cost incurred by PPD of employee compensation (including without limitation salaries, bonuses and other forms of compensation), employee benefits and overhead with respect to all employees providing direct labor support for the Services, all as determined by PPD in its reasonable discretion and in accordance with its accounting methods and practices, (ii) the aggregate cost incurred by PPD for any independent contractors providing labor for the performance of the Services and (iii) any unreimbursed out-of-pocket expenses that PPD has incurred in connection with the performance of the Services. Once the Fully-Loaded Cost equals $*****s, PPD Development shall have no further liability or obligation to provide any further Services to Accentia, even if the Services identified above have not been performed or completed in whole or in part. For clarity, the cost for clinical trial

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services performed under the MSA for the Qualitative Study shall be paid to PPD Development in cash and are not included in PPD’s obligation to provide Services as stated in this Section 1.1. PPD Development shall provide Services in compliance with this Schedule 2, PPD Development’s Standard Operating Procedures (“SOPs”), and all applicable laws, rules, and regulations. SOPs are subject to revision by PPD Development in which case PPD Development shall notify Accentia of such revision. The current SOPs for conducting and monitoring clinical trials are available for review upon request by Accentia.”

4. Section 2 of Schedule 2. The first sentence of Section 2 of Schedule 2 is hereby stricken and replaced in its entirety by the following two sentences:

“Accentia shall reimburse PPD for all out-of-pocket expenses incurred in connection with the performance of Services, including, without limitation, travel expenses, printing fees and other “pass through” expenses reasonably expected to be incurred in connection with performing the Services (collectively, the “Pass Through Costs”). Notwithstanding anything herein to the contrary, PPD shall have no obligation to advance, pay for or finance the payment of grants or other payments to clinical trial sites or investigators participating in any Clinical Trial under agreements with such investigators or otherwise.”

5. Option To Terminate Services. Accentia and PPD shall each have the option to terminate PPD and PPD Development’s obligations under Section 9(a) and Schedule 2 of this Agreement (the “Option”), each in their sole and absolute discretion, at any time prior to 5 PM Eastern time on December 31, 2006 by delivering written notice thereof (the “Termination Notice”) to the other party on or before December 31, 2006. The Termination Notice shall be delivered to the other party in accordance with Section 10(e) of this Agreement and the date on which it is deemed given and received under Section 10(e) shall be the “Termination Date” for purposes of this Section 5. Upon termination by either party under this Section 5, Accentia shall pay PPD an amount in cash equal to the Fully-Loaded Cost through the Termination Date plus any additional obligations that PPD has incurred in performing the Services that are not cancelable or terminable by PPD (the “Full Cash Payment”). Following the Termination Date, PPD shall send Accentia an invoice for the Full Cash Payment, which shall be due and payable in full within ten (10) days of the date on which PPD sent such invoice to Accentia. Upon receipt by PPD of the Full Cash Payment, the term “Royalty Stream” as used in the Restated Agreement shall mean Royalty Stream as defined in the Original Agreement. For clarification, upon receipt by PPD of the Full Cash Payment from Accentia, the royalty payable to PPD on the SinuNase Formation shall be reduced from 14% to 7%.

6. Remaining Terms and Conditions of Agreement. Except as specifically amended herein, all other terms and conditions of the Restated Agreement are in full force and effect, including, without limitation, the payment of the Royalty Stream as defined in Section 1(l) of the Restated Agreement.

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IN WITNESS WHEREOF, Accentia and PPD have, by their duly authorized officers, executed this Amendment No. 1 as of the date first above written.

Accentia Biopharmaceuticals, Inc.			Pharmco Investments, Inc.

By:	/s/ Frank E. O’Donnell	10/09/06	By:	/s/ B. Judd Hartman
	Frank E. O’Donnell			B. Judd Hartman
	Chairman and CEO			President

PPD Development, LP executes and delivers this Amendment for the sole and limited purpose of agreeing to be bound by the provisions of Section 3 and 4 hereof and the amendments to Schedule 2 set forth therein.

PPD Development, LP
By: PPD GP, LLC, its General Partner

By:	/s/ Fred N. Eschelman
Fred N. Eshelman
Chief Executive Officer

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